Malik Law Group LLC Attorneys At Law
Bilal Malik T 678.279.5478 bilal.malik@maliklawgroup.com	Regions Plaza 1180 West Peachtree Street | Suite 1910 Atlanta, GA 30309 maliklawgroup.com

December 8, 2020

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Dynamic Shares Trust (the “Registrant”) – CIK No. 0001771951 Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 Filed on October 14, 2020 File No. 333-238098

Dear Sir or Madam:

We have electronically filed herewith on behalf of Dynamic Shares Trust, Amendment No. 4 to the above-referenced registration statement on Form S-1 filed on May 8, 2020 and as amended on June 25, 2020, July 24, 2020, and October 14, 2020. Amendment No. 4 is marked with < R > tags to show updating changes made from Amendment No. 3 to the Form S-1 filed on October 14, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Xinyu Jiang dated October 15, 2020. We trust you shall deem Amendment No. 4 and the contents of this transmittal letter responsive to your comment letter.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1.	Please identify the initial authorized participant on the cover page or tell us when you intend to do so.

Response: The Registrant has revised the cover page to identify the expected initial authorized participant.

2.	You state here that the initial authorized participant will make purchases of initial Creation Units of 100,000 Shares of the Fund at an initial price per Shares of $20,00, equal to $1,000,000 per Creation Unit. You also state on page 9 that the initial authorized participant is expected to purchase the initial Creation Units of 100,000 Shares of the Fund, equal to $1,000,000 per Creation Unit, at an initial offering price per Share of $20 for the Fund and each Creation Unit, which is expected to consist of a block of 50,000 Shares of the Fund. Please reconcile your disclosure here and throughout to clarify the number shares and dollar value that constitute each Creation Unit.

Response: The Registrant has reconciled the disclosures throughout to clarify that the initial authorized participant will purchase two, initial Creation Units. Each Creation Unit is expected to consist of a block of 50,000 Shares of the Fund. Thus, the two, initial Creation Units are expected to represent 100,000 Shares of the Fund in aggregate. The initial offering price per Share is $20,000, which is equal to $1,000,000 per Creation Unit.

3.	Please clearly describe the securities you are offering and the objective of the Fund. For example, please clarify on the cover page that the Fund will seek to meet its investment objective by holding a portfolio of short positions in VIX futures contracts with a notional exposure between 0 and -0.5.

Response: The Registrant acknowledges and understands the Staff’s comment and has revised the cover page to clarify that the Fund seeks to achieve its investment objective by holding a portfolio of short positions in VIX Futures Contracts, the notional exposure of which will range from -0.05 to -0.5 under normal circumstances.

Summary, page 1

4.	Please add a new subsection to the Summary in which you describe in greater detail the investment objective of the Fund and how you intend your proprietary algorithm to operate in order to achieve this objective. In your discussion, please provide a clear and complete discussion of what you mean when you refer to providing better risk management than passively managed short VIX short-term futures ETFs as your investment objective. Please also explain more clearly how your algorithm seeks to optimize VIX Futures Contracts trading risks and returns. Clarify what specific trading risks you intend your algorithm to account for and how you expect that will impact returns.

Response: The Registrant has added a new subsection titled “The Algorithm” to address the Staff’s comment. The new subsection describes the investment objective of the Fund in greater detail and how the algorithm is intended to operate to achieve the investment objective. The new subsection, among other things, clarifies that if the algorithm is successful, then a shareholder would experience superior performance relative to a shareholder in a traditional short VIX short-term futures ETF that maintains a fixed notional exposure of -0.5 because the algorithm would cause the Fund to maintain a lower notional exposure to VIX Futures Contracts during periods where such exposure would cause the Fund to incur losses and maintain similar notional exposure during periods where such exposure would cause the Fund to make profits.

5.	Please also add a chart or table to this new subsection in order to provide a visual illustration of how the algorithm will impact your notional exposure in rising and falling markets for VIX Futures Contracts. Please also address in your disclosure the extent to which the recalibration of your notional exposure during periods in which markets for VIX Futures Contracts are consistently falling will decrease the Fund’s returns as compared to a situation in which no recalibration had taken place. Please also address the analogous issues when markets for VIX Futures Contracts are consistently rising.

Response: The Registrant has added charts to visually illustrate both (i) how the algorithm is expected to change the Fund’s notional exposure in both rising and falling markets for VIX Futures Contracts, and (ii) the extent to which the recalibration of the Fund’s notional exposure during rising and falling markets will impact the Fund’s returns relative to a traditional short VIX short-term futures ETF that maintains a fixed notional exposure of -0.5 in which no recalibration takes place.

6.	Please include a brief explanation of the purpose of the stress mode feature and how you intend it to operate. In doing so, please clarify that stress mode recalibration commences after an increase in volatility, and therefore may not protect against losses incurred as a result of a significant one day volatility event. As appropriate, please include risk factor disclosure addressing this risk.

Response: The Registrant has added a brief explanation of the purpose of the stress mode feature, how it is intended to operate, and a chart for illustrative purposes. The explanation clarifies that the stress mode recalibration commences after an increase in volatility and cross references the related risk factor “An increase in the level of VIX Futures Contracts could result in the loss of an investor’s investment (Inverse Exposure Risk).”

Overview, page 2

7.	Please revise the Overview to disclose, consistent with the first risk factor on page 18, that the Sponsor has no experience operating commodity pools and the management lack experience in managing a sponsor, trust or fund and, as a result, the operation and performance of the Sponsor, the Trust and the Fund may be adversely affected by this lack of experience.

Response: The Registrant acknowledges and understands the Staff’s comment and has inserted a new paragraph on page 2, in bold font, disclosing that the Sponsor has no experience operating commodity pools and the management of the Sponsor lack experience in managing a sponsor, trust or fund and, as a result, the operation and performance of the Sponsor, the Trust and the Fund may be adversely affected by this lack of experience.

8.	Please reconcile your disclosure that you will roll the nearest month VIX Futures Contract to the next month on a daily basis with your disclosure that you must periodically migrate your VIX Futures Contracts nearing expiration into VIX Futures Contracts with later expirations and your disclosure that movements of the VIX Futures Contracts during the day will affect whether the Fund’s portfolio needs to be repositioned.

Response: The Registrant has reconciled the disclosures to clarify that (i) the Fund must periodically (daily) migrate its VIX Futures Contract nearing expiration into VIX Futures Contracts with later expirations, and (ii) movement of the VIX Futures Contracts during the day will affect whether the Fund’s portfolio needs to be repositioned to achieve the notional exposure targeted by the Fund’s algorithm.

Investment Objectives, page 7

9.	Please explain what you mean by the VIX Index “historical average” and whether there are circumstances in which the Fund’s notional exposure would be the same as that of a traditional short VIX short-term futures ETF. In doing so, please discuss your expectations regarding how much you expect the notional exposure to fluctuate and how often you expect it will remain at or around -0.5.

Response: The Registrant acknowledges and understands the Staff’s comment and has added new provisions clarifying that the when the term “historical average” is used, such term is referring to the VIX Index Daily close data from January 4, 2010, to October 1, 2020. Additionally, new language has been added clarifying that when the weighted average price of current and next month VIX Futures Contracts is larger than 22, the Fund’s notional exposure is expected to be -0.5*, which would be the same as that of a traditional short VIX short-term futures ETF that maintains a notional exposure of -0.5. Further, a discussion concerning notional exposure using back-tested information has been added, along with a disclosure that past performance may not be indicative of future results, and, due to different market conditions, the Fund’s notional exposure may be substantially different during any period of time.

Risk Factors, page 14

10.	A number of your risk factors do little more than restate the caption. Pease revise.

Response: The Registrant acknowledges and understands the Staff’s comment and has revised certain risk factors to provide additional information or include cross-references where such information or cross-references might help a prospective shareholder better assess the risk.

11.	Please explain the statement in the first risk factor on page 14 that the Sponsor “continuously evaluates the Fund’s holdings, purchases and sales with a view to achieving the Fund’s investment objective” or revise to be consistent with how you describe changes to the portfolio based on your algorithm rather than continuous judgments by the Sponsor.

Response: The Registrant acknowledges and understands the Staff’s comment and has revised the risk factor to clarify that changes to the portfolio are based on the algorithm’s predictions concerning the movement in the price of VIX Futures Contracts rather than continuous judgments by the Sponsor.

12.	The disclosure in the second risk factor on page 14 that the Fund is not actively managed by traditional methods, meaning that it does not effect changes in the composition of a portfolio on the basis of judgments relating to economic, financial and market considerations, appears to be inconsistent with the disclosure elsewhere that the Fund is actively managed and seeks to provide better risk management than passively managed Funds. Please revise the risk factor disclosure accordingly.

Response: The Registrant acknowledges and understands the Staff’s comment and has revised the risk factor to clarify that the Fund is actively managed by the Sponsor’s algorithm.

During recent market volatility in the first quarter of 2020, page 19

13.	Please explain why the Fund would not have held any positions from February 26, 2020 to March 20, 2020. Please also add a risk factor that addresses periods of extreme market stability and how the Fund would perform as compared to traditional short VIX short-term futures ETF.

Response: The Registrant acknowledges and understands the Staff’s comment and has revised the risk factor to clarify why the Fund would not have held any positions from February 26, 2020 to March 20, 2020. Additionally, a new risk factor, including a chart for illustrative purposes, has been added that addresses periods of extreme market stability and how the Fund would perform as compared to a traditional short VIX short-term futures ETF.

The NAV may not always correspond to market price, page 20

14.	Please tell us whether there are any reasons other than “supply and demand forces” and noncurrent trading hours which could cause the NAV per Share not to correspond to market price per share. Please also explain or provide a cross-reference to the definition of “indicative optimized portfolio value.”

Response: The Registrant acknowledges and understands the Staff’s comment and has revised the risk factor to include additional reasons that could cause the NAV per Share not to correspond to market price per share. Additionally, a cross-reference to the definition of “indicative optimized portfolio value” has been added.

Shareholders do not have the protections associated with ownership of shares, page 22

15.	Please expand this risk factor to more fully describe the 1940 Act protections that are not available to Fund investors. Explain the activities the Fund can engage in that would be prohibited under the 1940 Act and disclose whether the Fund expects to engage in any of these activities. Provide similar disclosure with respect to the Fund’s governance structure. Ensure that all material differences between a 1940 Act regulated fund and the Fund are disclosed.

Response: The Registrant acknowledges and understands the Staff’s comment and has revised the risk factor to more fully describe the 1940 Act protections that are not available to Fund investors. The revised risk factor explains the activities the Fund can engage in that would be prohibited under the 1940 Act and discloses whether the Fund expects to engage in any of these activities. The revised risk factor also provides similar disclosure with respect to the Fund’s governance structure.

Related Party Transactions, page 53

16.	Please disclose the compensation the Sponsor is entitled to receive from the Fund. This information is not contained in the section you currently cross-reference. If compensation payable to the Sponsor is limited to the 1.85% management fee, please revise your disclosure to clarify.

Response: The Registrant acknowledges and understands the Staff’s comment and has revised the disclosure to clarify that the compensation the Sponsor is entitled to receive from the Fund is limited to the Management Fee. Additionally, a new cross-reference has been added to the section that describes such compensation.

Reports to Shareholders, page 54

17.	The URL you disclose as the Sponsor’s website is not active and appears to be for sale. Please explain.

Response: The URL disclosed as the Sponsor’s website has been reserved, and the website is in development.

If the staff of the Securities and Exchange Commission has any further comments regarding the foregoing, please feel free to contact the undersigned.

Sincerely yours,

/s/ Bilal H. Malik
Bilal H. Malik, Esq.,
For the Firm

cc:	Xinyu Jiang /Dynamic Shares Trust
Michelle Miller /U.S. Securities and Exchange Commission
Sharon Blume /U.S. Securities and Exchange Commission
Eric Envall /U.S. Securities and Exchange Commission
Justin Dobbie /U.S. Securities and Exchange Commission
Laura Anthony, Esq. /Anthony L.G., PLLC
Craig D. Linder, Esq. /Anthony L.G., PLLC